Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) is the type that the company treats as private or confidential. Such portions are marked as indicated with [***]

September 23, 2021

PRIVATE AND CONFIDENTIAL

Zavier Alexander

[***]

Dear Zavier

On behalf of Naqi Logix Inc.("NLI" or the "Company"), I am pleased to offer you the position of Director Product Management effective October 4, 2021 on the following agreed terms and conditions "Employment Terms". You agree that your acceptance by signing of this letter agreement will constitute a legally binding Employment Agreement between you and NLI which will at that time legally end and terminate any existing service, employment or other contractual relationship or any claims for any payments or compensation whatsoever, that you may have with or against the Company. Further and in addition, by accepting and signing this agreement, you agree to waive any legal or statutory, right, cause or reason to claim damages arising from or caused by such termination and agree that you have and make no claims against the Company prior to the date of your acceptance signature below. You also understand and agree that the Employment Terms of this Employment Agreement will be administered and carried out, to the extent they are lawfully required to be, by NLI's agent in California, Execustaff HR, Inc. and its representatives and employees.

1. Position

As Director Product Management, you will be accountable generally to the Chief Operating Officer and will perform the duties and responsibilities as described in the job description set out in Schedule B attached hereto. Reporting structures may change from time to time depending upon business requirements. Given the nature of the Company's business, your job may evolve and change over time. This is a full-time, exempt salaried position, and the compensation described in this letter is intended to compensate you for all hours worked for the Company, NLI, and their affiliates (the "Company Group").

2. Time and Attention

You will devote all of your attention, skill and effort to the business on a regular full-time basis and in compliance with this agreement and the practices, directions and instructions given to you by the Company from time to time.

Without limiting the generality of the forgoing, the Company acknowledges and appreciates that you have other outside interests, activities and responsibilities which you are of course entitled to pursue, provided that such outside interests, activities and responsibilities do not individually or in the aggregate interfere otherwise conflict with the performance of your duties.

3. Compensation

a) Base Salary. The Company will pay you an annual salary of $170,000 USD, which will be paid semi-monthly, less statutory deductions, in accordance with the Company's payroll policy, as amended from time to time.

b) Signing Bonus. You will be eligible to receive a signing bonus to compensate you for the time you have dedicated to NLI prior to October 4, 2021. This will equate to $100 USD per hour. At this time, the total hours are estimated to be approximately twenty-eight (28).

c) Bonus. You will be eligible to be considered for a discretionary annual target bonus of up to 20% of your annual base salary based on corporate and personal objective performance. This bonus is subject to the approval of the NLI Board of Directors, in its sole discretion, on an annual basis. Any annual bonus shall be paid as soon as practical following certification by the Board of Directors of Company of the financial results for the period during which the bonus is earned, subject to your continued employment by the Company through the applicable payment date. You must be actively employed by the Company on such payment date to be eligible to receive any annual bonus amount.

d) Stock Options. Subject to the creation of a NLI Stock Option Plan and approval of the Board of Directors (the "Board") of NLI, you will be granted an option to purchase shares of NLI's Common Stock (the "Option") under NLI's Share Incentive Plan or any other NLI equity plan (the "Plan"), as amended and approved by the Board from time to time. The Option will be subject to the terms and condition set forth in the Plan and the applicable stock option agreement. If there is any conflict between the terms of this Agreement and the Stock Option Plan, the terms of the Stock Option Plan will govern.

e) Employee Benefits. Employee Benefits. You will, subject to the terms and conditions of the applicable benefit plan policies, be eligible to participate in such group benefit plans as the Company may make available in its sole discretion. The Company will cover up to 80% of the "employee only" premium costs for the Kaiser High Deductible Northern California HMO, Delta Dental Low and VSP Standard Vision Care plans (collectively the Naqi Logix US Employee Benefits Plan). The total dollar amounts Naqi will pay under the Naqi Logix US Employee Benefits Plan may be applied to alternative Execustaff HR medical, dental and vision plans you may choose to select. The Company may modify the terms of such benefit plan policies from time to time or change benefit carriers without further notice.

4. Vacation

Subject to the terms and conditions of the Company's vacation policy in effect from time to time, you will be entitled to twenty (20) days of paid vacation in each calendar year, accrued pro-rata on a monthly basis, to be taken at times agreed upon by you and the Company. Vacation time must accrue before you may use it, except at the sole discretion of the Company. The Company reserves the right to require you to take some or all of the accrued vacation days at any time during scheduled or unscheduled office shut-down periods, at its sole discretion.

5. Currency and Deductions

Unless otherwise specified, all references to amounts in or contemplated by these terms and conditions are to the lawful currency of the United States of America.

6. Expenses

You will be reimbursed for eligible expenses that are pre-approved in accordance with the Company's expense policy.

7. Intellectual Capital Protection Agreement

Your employment is subject to the Intellectual Capital Protection Agreement ("ICPA"), attached as Schedule A to this letter, which you agree to execute and deliver to the Company in connection with this letter and is incorporated by reference.

8. Termination

You or the Company may end your employment as described below. You will always receive all accrued compensation, vacation pay and benefits up to your last day of employment.

(a) Resignation.

(i) If you decide to resign your employment, you will provide at least thirty (30) days notice in writing to the Chief Executive Officer of the Company. The Company may, at any time during the resignation notice period, relieve you from all or any of your duties for all or part of the remainder of the resignation notice period. This may include a requirement that you must stay away from all or any of the Company's premises and/or will not be provided with any work and/or will have no business contact with all or any of the Company's agents, employees, customers, clients, distributors and suppliers. Whether or not you are relieved of any duties during the resignation notice period, you will continue to be paid your base salary in accordance with this letter and be entitled to benefits, your employment will not be terminated by any removal of duties, your employment will continue during the resignation notice period and you will continue to be bound by your Employment terms and the obligations in this letter. You will not disclose your resignation without the prior approval of the Company. The Company may terminate your employment during the notice period as provided in below under Resignation.

(b) Termination by the Company

Your employment may be terminated by the Company under the following circumstances:

(i) Death. Your employment will terminate upon your death.

(ii) Disability. The Company may terminate the your employment if you are disabled (to be determined by the Chief Executive Officer) by a condition that qualifies you for long term disability benefits under the Company's then-current long term disability plan, in a manner that renders you unable to perform the essential functions of your then existing position or positions under this Agreement with or without reasonable accommodation for a period of six (6) months or more..

(iii) Termination By Company For Cause.

(A) The Company may terminate your employment for Cause at any time, without notice or payment in lieu thereof. The payment by the Company of the Executive's Accrued Benefits (as defined below) shall be subject to any other rights or remedies of the Company under law and thereafter all obligations of the Company under this Agreement shall cease.

(B) For the purposes of this Agreement, "Cause" shall mean:

(1) you commit a crime involving dishonesty, breach of trust, or physical harm to any person or any violation of provincial, state or federal securities laws;

(2) you willfully engage in conduct that is in bad faith and materially injurious to the Company or its Affiliates, monetarily or otherwise, including but not limited to, misappropriation of trade secrets, fraud or embezzlement;

(3) you intentionally commit a material breach of this Agreement or the ICPA.

(iv) Termination By The Company Without Cause.

(A) The Company, in its sole discretion, may terminate your employment under this Agreement without Cause at any time by written notice.

(B) For the purposes of this Agreement, any termination by the Company of your employment under this Agreement that does not constitute a Termination By Company For Cause" under and does not result from Death or Disability shall be a termination "Without Cause".

(C) Upon completion of twelve (12) months of continuous service with the Company, you will be entitled to three (3) months severance plus, for each additional continuous and completed year of employment thereafter, one (1) additional month to a maximum of twelve (12) months.

(D) You shall not be entitled to any other salary, compensation, bonus (or pro rata share thereof) or benefits from the Company thereafter, except as otherwise specifically provided in this Agreement.

(E) The Severance Amount is inclusive of any entitlement to minimum standard severance under the Employment Standards Act RSBC,1996 c 113 ("ESA").

(v) Resignation:

If you resign your employment the Company shall have the option, in its sole discretion, to waive such notice period in whole or in part by written Notice of Termination to you, and if it does so, your resignation will become effective and your employment will cease on the date set by the Company in the waiver Notice of Termination.

(vi) Termination Procedure

(A) Except for termination for Death any termination of your employment by the Company or any termination of your employment must be communicated by written Notice of Termination to the other party. For the purposes of this Agreement, "Notice of Termination" means a written notice that indicates the specific termination provision in this Agreement upon which the termination is based.

(B) "Date of Termination" means:

(1) if your employment is terminated by Death, the date of your death;

(2) if your employment is terminated on account of Disability, For Cause or Without Cause the date of the Notice of Termination;

(C) Upon the termination of your employment you will return to the Company all Company documents, files, manuals, books, software, equipment, keys, equipment, identification or credit cards, and all other property belonging to Company with the Company for any reason.

(D) Upon your employment with the Company being terminated for any reason, the Company shall pay or provide to you (or to your authorized representative or estate) on or before the time required by law, but in no event more than 30 days after your Date of Termination:

(1) unpaid expense reimbursements;

(2) accrued but unused vacation to the extent payment is required by law or Company policy;

(3) any vested benefits the Executive may have under any employee benefit plan of the Company;

(4) any earned but unpaid Base Salary; and

(5) any earned but unpaid annual Bonus;

(vii) The foregoing arrangements set out herein fully satisfy the Company's and all affiliates' obligations to you in respect of the termination of your employment and you will not be entitled to further notice of termination, severance pay, incentive compensation, damages or other compensatory payments under common law or contract.

(viii) The termination arrangements set out in this Agreement will remain in full force and effect regardless of any changes to the terms and conditions of your employment, including without limitation, any promotions, reassignments or increases in remuneration, responsibilities and/or job title.

9. Representation Regarding Restrictive Covenants or Legal Obligations

By signing below, you represent and warrant that you are not bound by any restrictive covenant or other legal obligation with your current employer, any former employer or any other third party that would prevent you from accepting these terms and conditions or that would reasonably interfere with your ability to perform the employment duties and responsibilities contemplated by this letter.

10. Representation Regarding Legal Eligibility

The offer of employment set forth in this letter is conditional on you being legally eligible to work in California and for a Canadian company. By signing below, you represent and warrant that you are or will be legally eligible to work for a Canadian company for the duration of your employment. In the event that the Company determines at any time that you are or were not eligible, you shall be disqualified from employment, or if your employment has commenced, you may be subject to immediate termination from employment for cause in accordance with the terms of the letter.

11. Workplace Policies

You will comply with all written Company rules and policies ("Policies") established by the Company. The Company may, from time to time, amend, alter, establish new policies or delete policies (the "Revised Policies") and immediately upon receiving notice of such Revised Policies, you will be governed by and comply with such Revised Policies.

12. Personal Information

For purposes of processing or administering your employment relationship, you agree that any personal information that you provide to the Company may be transferred to and accessed by an affiliate, or agents and contractors (such as payroll companies, insurance companies, information technology consultants, etc.) that provide services to the Company, that may be located in Canada, the United States or elsewhere.

13. Assignment

You acknowledge that the services to be rendered pursuant to this letter are unique and personal. Accordingly, you may not assign any of your rights or delegate any of your duties or responsibilities under this letter. You hereby consent to the Company assigning its rights, duties and obligations under this letter to an affiliate or to a purchaser or transferee of a majority or all of the Company's outstanding capital stock, or to a purchaser of all, or substantially all of the assets of the Company.

14. Entire Agreement

You acknowledge and agree that this letter contains the whole understanding between you and the Company with respect to the subject matter herein and supersedes and replaces all oral or written prior negotiations, representations or agreements. Your agreement to the terms and conditions in this letter have not been induced by, nor do you rely upon or regard as material, any representations or writings whatsoever not incorporated into or made a part of these terms and conditions. You further agree that the terms and conditions cannot be amended, modified or supplemented except by subsequent written agreement signed by you and the Company.

15. Governing Law

The terms and conditions of your employment will be governed by and construed in accordance with the laws of the province of Canada in which you are employed and the federal laws of Canada applicable in that province or territory.

16. Severability

If, in any jurisdiction, any of these terms and conditions or their application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining terms and conditions and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

17. Interpretation & ESA Failsafe

It is the intention of you and the Company to comply with the ESA. Accordingly, this letter shall (a) not be interpreted as in any way waiving or contracting out of the ESA, and (b) be interpreted to achieve compliance with the ESA. This letter contains our mutual understanding and there shall be no presumption of strict interpretation against either party.

It is understood and agreed that all provisions of this letter are subject to all applicable minimum requirements under the ESA. In the event that the ESA provides for superior entitlements upon termination of employment or otherwise ("statutory entitlements") than provided for under this letter, the Company shall provide you with your statutory entitlements in substitution for your rights under this letter.

18. Survival of Obligations

Upon cessation of your employment under any circumstances whatsoever, and however and whenever occurring or effected, the terms and conditions that impose obligations upon you that extend beyond the termination of your employment, shall survive and can be enforced by the Company in a court of competent jurisdiction.

To signify your agreement to the above terms and conditions of employment, please sign and date a copy of this letter below and return one complete signed original of this letter and the attached Schedule A to me by no later than September 27, 2021. We look forward to your acceptance of this offer of employment and to working with you.

Yours sincerely,

/s/ Mark Godsy

Mark Godsy

Chief Executive Officer, on behalf of Naqi Logix Inc.

EMPLOYEE AGREEMENT

I have reviewed and agree to the terms and conditions of employment as set out in this letter.

I have had an opportunity to ensure that I clearly understand the terms and conditions of my employment with the Company, and I have had the opportunity to confer with an independent legal advisor if I so wished, in advance of accepting these terms and conditions of employment. I have not been induced by the Company to leave any prior employment.

/s/ Zavier Alexander
Zavier Alexander

Date: September 23, 2021

SCHEDULE A

INTELLECTUAL CAPITAL PROTECTION AGREEMENT

This Agreement, dated and effective as of September 23, 2021;

BETWEEN:

Naqi Logix Inc.("Company"), with its registered office at 1055 West Hastings Street, Suite 1700 Vancouver, British Columbia V6E 2E9

AND:

Zavier Alexander an individual resident at [***] ("Confidant");

Witnesses That Whereas:

A. Company has engaged Confidant, whether directly or through an Affiliate or Principal, to provide Services for or on behalf of Company ("Engagement").

B. As a consequence of the Engagement, Confidant has had access and may obtain access to Company Intellectual Capital.

C. It is a fundamental condition of the Engagement that Confidant accepts and complies with the terms and conditions set out in this Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company and Confidant acknowledge, agree, represent, and warrant as follows:

1. Definitions - In this Agreement, unless specifically indicated otherwise:

"Affiliate" means a corporation, partnership, trust, or other person with which the Party is affiliated as that word is defined in the Business Corporations Act of British Columbia, or with whom the Party is not dealing at arm's length as defined in the Income Tax Act of Canada.

"This Agreement" means this Intellectual Capital Protection Agreement.

"Business Information" means any kind of information, data, and knowledge that is used in or pertains to the business of a person, including accounting information, corporate strategies, personnel information, customer information, supplier information, marketing strategies, commercial activities, ideas, concepts, and Business Opportunities, excluding only Technical Information. "Company Business Information" means Business Information that is in the care, possession, custody, or control of Company, or of a third party on behalf of Company, including Business Information that is held or used by Company under license.

"Business Opportunity" and "Company Business Opportunity" have the meanings set out in Section 8.1. "Company Business" means each and every business carried on by Company from time to time. "Company Business Associate" has the meaning set out in Section 7.2.

"Company Products" means goods and services developed, made, sold, or otherwise commercialized from time to time by Company, Directly or Indirectly, or under license from Company.

"Company Technology" has the meaning set out in Section 10.3 and Schedule "A".

"Confidant's Country" means the country identified in Confidant's address on the first page hereof.

"Developments" has the meaning set out in Section 6.1.

"Directly or Indirectly" and derivations of that word denote any activity that may be carried on by a person either independently or through any number of intervening third parties.

"Disclose" and derivations of that word denote the receipt or acquisition of information or material by one person from another, by any active or passive method or instrumentality, whether Directly or Indirectly.

"Effective Date" means the date first written above. "Engagement" has the meaning set out in Recital A.

"Exempted Information" means information and material which:

(a) before Disclosure to Confidant, shall have been in the possession of Confidant, or known by Confidant, on a lawful, unrestricted, and non-confidential basis; or

(b) at the time of Disclosure to Confidant, shall have been generally available for public scrutiny on a lawful, unrestricted, and non-confidential basis; or

(c) after Disclosure to Confidant is: (i) made generally available for public scrutiny on a lawful, unrestricted, and non-confidential basis; or (ii) obtained by a third party, and provided by that third party to Confidant, all on a lawful, unrestricted, and non-confidential basis.

"including" and derivations of that word denote examples of a general concept and are not intended to limit or restrict the meaning and scope of the general concept in any manner.

"Intellectual Capital" means all proprietary, quasi-proprietary, and intangible assets of a person from time to time, including Proprietary Information, Intellectual Property, know-how, relationships (business and employment), and Business Opportunities. "Company Intellectual Capital" means Intellectual Capital that is in the care, possession, custody, or control of Company or of a third party on behalf of Company, including Intellectual Capital held or used by Company under license.

"Intellectual Property" means all in rem forms of intellectual property recognized by law from time to time, including patents, trademarks, copyrights, industrial designs, integrated circuit topographies, mask works, design patents, utility models, petty patents, and goodwill, and the right to apply for and obtain any such rights. "Company Intellectual Property" means Intellectual Property that is owned (legally or beneficially) by Company, or in which Company holds rights or interests, including Intellectual Property held or used by Company under license.

"Party" means a party to this Agreement.

"Permitted Activities" means the activities that Confidant is authorized to carry on in relation to Company Intellectual Capital pursuant to Section 2.2.

"person" means any form of distinct individual, entity, or association recognized as a person by law or accounting principles.

"Personal Information" has the meaning assigned by applicable law, and includes information about any individual whose identity is apparent or can reasonably be ascertained from the information.

"Primary Contract" means the agreement(s) between Confidant (or an Affiliate or Principal of Confidant) and Company, which: (i) is separate from this Agreement, and (ii) establishes the Engagement. For example, "Primary Contract" may include any of the following categories of agreement: employment, consulting, services, advisory, investment, research, development, loan, supply, or license agreement.

"Proprietary Information" means information or material, however expressed, manifested, or stored, that is in the care, possession, custody or control of a person (or of a third party on behalf of a that person) and which is not generally available for public scrutiny on a lawful, unrestricted, and non-confidential basis, which may include information and material: (i) that is commonly called "trade secret"; (ii) that comprises, embodies, or reveals Business Information, Technical Information, or Business Opportunities; (iii) that comprises unique combinations of separate items, which individually may or may not be confidential; and (iv) that is Disclosed to a person or entity by a third party on a confidential basis or by way of license. "Company Proprietary Information" means Proprietary Information that is in the care, possession, custody, or control of Company or a third party on behalf of Company, including Proprietary Information held or used by Company under license.

"Purpose" denotes the purpose for which Confidant is permitted to access, hold, and/or interact with Company Intellectual Capital, namely: (i) to assess the desirability of working with Company; (ii) to consider, discuss, negotiate, and/or modify the terms and conditions of a Primary Contract; and (iii) to perform Services.

"Representative" means a person who provides services to or for the benefit of another person, including services provided in the capacity of a director, officer, employee, agent, or contractor.

"Services" denotes any activity that Confidant provides to Company, or to others on behalf of Company, whether Directly or Indirectly through an Affiliate, Principal, or otherwise, which may include any of the following: (i) serving as a director, officer, executive, advisor, or manager of Company; (ii) providing research, development, engineering, programming, or other technical services; (iii) promoting, or otherwise helping to advance a Company Business or a Company Product; (iv) supplying goods, services, information, or advice;

(v) licensing rights or interests; (vi) providing strategic or financial advice; or (vii) acting as a representative, agent, or trustee.

"Tangibles" means physical material that embodies, contains, stores, or reveals Proprietary Information or Intellectual Property. "Company Tangibles" means Tangibles that are in the care, possession, custody, or control of Company or of a third party on behalf of Company, including Tangibles held or used by Company under lease or license.

"Technical Information" means any kind of information, data, development, and knowledge of a technical nature including inventions (whether or not patentable), technology (including the Company Technology identified in Schedule "A"), engineering, devices, prototypes, compositions of matter, chemical compositions, molecules, writings, designs, computer programs, discoveries, formulas, information, data, compilations, methods, techniques, end uses, processes, concepts, devices, reports, schematics, software, code, algorithms, drawings, diagrams, research, know-how, discoveries, improvements, enhancements, modifications, derivative works, ideas, and concepts. "Company Technical Information" means Technical Information that is in the care, possession, custody or control of Company, or of a third party on behalf of Company, including Technical Information that is held or used by Company under license.

2. General Restrictions and Permissions

2.1. Subject to the balance of this Agreement:

(a) Confidant will receive and hold Company Proprietary Information in strict confidence;

(b) Confidant will not access, hold, use, copy, exploit, or otherwise interact with any Company Intellectual Capital except for the exclusive benefit of the Company and in strict compliance with this Agreement; and

(c) if Confidant receives a Disclosure of Personal Information from Confidant, Confidant will comply strictly with all laws and regulations in force from time to time that apply to that Personal Information.

2.2. When Confidant receives access to Company Intellectual Capital pursuant to this Agreement or a Primary Contract, Confidant is authorized to carry on the following activities in good faith ("Permitted Activities"):

(a) receive, hold, store, and analyze Company Intellectual Capital to the extent reasonably required by Confidant for the Purpose;

(b) make and hold a limited number of copies of Company Intellectual Capital, provided that: (i) Confidant makes no more copies than are reasonably required for the Purpose (but in any event not more than five copies), and (ii) all such copies will be and be deemed to be Company Proprietary Information and/or Tangibles governed by this Agreement; and

(c) Disclose Company Intellectual Capital to its Representatives as reasonably required for the Purpose, in compliance with Article 4 hereof.

2.3. Confidant must not, Directly or Indirectly, access, hold, store, use, analyze, employ, Disclose, share, copy, commercialize, interact with, or take any benefit from, any Company Intellectual Capital except to the extent expressly permitted by this Agreement or by Company in writing.

2.4. Confidant will not, Directly or Indirectly, permit, facilitate, or enable any third party, including its Affiliates and Representatives, to access, hold, store, use, analyze, employ, Disclose, copy, commercialize, interact with, or take any benefit from Company Intellectual Capital except as is reasonably required to assist Confidant to carry on the Permitted Activities for the Purpose, in good faith, and strict compliance with this Agreement.

2.5. Confidant will be relieved from the obligation to treat particular information or material Disclosed to it by or on behalf of Company as Company Proprietary Information to the extent that Confidant first proves that the information or material is Exempted Information, provided that:

(a) the relief will not apply to any information or material that is not so proven to be Exempted Information; and

(b) the relief will apply only to the contractual obligations of Confidant under this Agreement that pertain to Company Proprietary Information and will not diminish any other rights or interests of Company under this Agreement, a Primary Contract, or at law.

2.6. Confidant shall be liable to Company if any Company Intellectual Capital is dealt with by an Affiliate or Representative of Confidant, or by any other person or entity downstream from Confidant, in a manner that does not comply with the obligations imposed on Confidant under this Agreement.

3. Access and Custody

3.1. Company may choose to Disclose, or not to Disclose, Company Intellectual Capital to Confidant, in its absolute discretion.

3.2. As between the Parties:

(a) all Company Intellectual Capital that is Disclosed to Confidant, and all rights and interests in, to, or associated with such Company Intellectual Capital, shall remain the exclusive legal and beneficial property of Company; and

(b) Confidant will hold and use all Company Intellectual Capital in its possession or control from time to time for the exclusive benefit of Company.

3.3. Nothing in this Agreement shall be construed as granting Confidant any license, rights or interests in or under any Company Intellectual Capital, other than permission to engage in Permitted Activities in strict compliance with this Agreement and any Primary Contract.

3.4. Company Intellectual Capital is Disclosed to Confidant on an "as is" basis. The Company Group (individually and as a whole):

(a) makes no representations or warranties as to the accuracy, completeness, adequacy, validity, or suitability for any purpose, of any Company Intellectual Capital; and

(b) shall not be liable to Confidant, or to any person downstream from Confidant, on account of any errors or omissions in Company Intellectual Capital, or for the use of Company Intellectual Capital by Confidant or any such downstream party.

3.5. Confidant will use conscientious, good faith efforts to protect Company Proprietary Information and Company Intellectual Property that is in Confidant's care or control from unauthorized use, copying, access, and Disclosure.

3.6. Confidant will hold and store Company Proprietary Information and Company Intellectual Property in a secure facility located at Confidant's headquarters in Confidant's Country. Confidant will not, Directly or Indirectly, relocate or transmit any Company Proprietary Information or Company Intellectual Property to any other facility or country, without first obtaining express written authorization from Company.

3.7. At the written request and option of Company, Confidant shall promptly:

(a) return or destroy, as directed by Company, all Company Intellectual Capital that shall have been supplied to Confidant by or on behalf of Company, subject to subsection (b);

(b) permanently delete or erase all Company Intellectual Capital from electronic, magnetic, optical, or other digital storage devices in Confidant's possession or control;

(c) use reasonably diligent efforts to ensure that anyone to whom Confidant Discloses Company Intellectual Capital takes the same measures referenced in Subsections (a) and (b); and

(d) confirm in writing that the preceding provisions of this Section have been complied with.

3.8. All Company Technical Information, Company Business Information, and Company Tangibles that may be Disclosed to Confidant will be presumed to be or contain Company Proprietary Information and/or Company Intellectual Property governed by this Agreement unless and until Confidant proves otherwise.

4. Permitted Disclosure to Others

4.1. Confidant may Disclose Company Proprietary Information conscientiously and in good faith in the following circumstances:

(a) to its Representatives who need access to the Company Proprietary Information to the extent reasonably required by them to assist Confidant to carry on Permitted Activities in compliance with this Agreement;

(b) to any person or entity that Company expressly authorizes in writing, subject to the terms and conditions set out in this Agreement and in the written authorization;

(c) as may be compelled by applicable law within Confidant's Country, provided that: (i) before making any such Disclosure, Confidant will give Company notice of the proposed Disclosure with full particulars; (ii) Confidant will only Disclose Company Proprietary Information to the extent required by law; and (iii) Confidant will make conscientious efforts to obtain an order, ruling, or covenant that confidential treatment will be afforded to Company Proprietary Information that is so Disclosed;

(d) to legal counsel and other professionals who assist Confidant in connection with: (i) this Agreement or a Primary Contract; or (ii) a dispute or potential dispute that that may arise in relation to this Agreement or a Primary Contract; provided in either case that they are first notified of this Agreement.

4.2. Confidant shall ensure that each of its Representatives to whom it Discloses Company Intellectual Capital agrees in writing to hold and use Company Intellectual Capital under the same, or substantially similar, obligations imposed by this Agreement. Company may demand in writing that any or all Representatives of Confidant enter Agreements substantially in the form of this Agreement, and Confidant will use best efforts to cause that to happen promptly. If the Representative/s in question fail to sign and return such Agreement/s within 10 business days, that will be considered to be a breach of this Agreement and any Primary Contract between Company and Confidant.

5. Company Tangibles

5.1. As between the Parties, ownership of all legal and beneficial rights and interests in Company Tangibles, including personal property rights, will at all times be vested in Company and will not pass to the Confidant.

5.2. All of the obligations set out above in Articles 1 through 4 apply equally to Company Tangibles, mutatis mutandis.

6. Developments

6.1. In this Agreement, "Developments" means all tangible and intangible information, material, and work product that may be made, compiled, generated, or acquired by Confidant, whether individually or in concert with others, that embodies, incorporates, improves, enhances, upgrades, updates, supplements, derives from, or is based on any Company Technical Information, or that may be produced by or for Confidant pursuant to a Primary Contract.

6.2. Except to the extent that the Parties expressly agree otherwise in writing, all Intellectual Capital in, to, or associated with Developments is, and will be, owned:

(a) on the basis that is expressly and unequivocally stipulated in an applicable Primary Contract;

(b) if ownership of particular Developments is not expressly and unequivocally stipulated in a Primary Contract, then, all Intellectual Capital associated with such Developments will be owned exclusively by, or as directed by, Company.

6.3. Confidant will conscientiously, promptly, and in good faith take all steps reasonably requested by Company to effect, vest, register, record or otherwise perfect the ownership interests determined under the foregoing Section, which will include executing and delivering all documents that may be reasonably stipulated by Company.

6.4. To the extent that any Developments shall have been generated but are not formally transferred to or as directed by Company, then, Confidant declares and agrees that it holds and will continue hold them, and all associated Intellectual Capital, in trust for the exclusive benefit of Company until Company directs Confidant to transfer such items.

6.5. Confidant hereby irrevocably nominates, constitutes, and appoints each of Company's CEO, CTO, COO, President, Secretary and Treasurer, form time to time, as Confidant's agent and attorney-in-fact, coupled with an interest, to execute, sign, complete, file, and prosecute any and all instruments that may be considered necessary or desirable by those individuals for the purpose of effecting, vesting, registering, recording or otherwise perfecting Company's ownership interests in Developments, with full power of substitution. Thispower of attorney shall survive the death or incapacity of Confidant.

6.6. Confidant hereby waives unconditionally any and all "moral rights" that Confidant may have or acquire in Developments, including the rights of attribution and integrity.

7. Protected Relationships

7.1. While any Permitted Activities are continuing, and for 18 months after that, Confidant will not, Directly or Indirectly:

(a) induce or encourage any Representative of Company to leave his or her employment or to terminate his or her contract with Company;

(b) employ, hire, retain, or partner with any Representative of Company, or assist any third party to employ, hire, retain, or partner with any Representative of Company, whether as an employee, consultant, contractor, investor, or otherwise; or

(c) undermine the relationship between Company and any of its Representatives in any other manner.

7.2. In this Agreement, "Company Business Associate" means a third party with whom Company has a business relationship, or is actively negotiating a business relationship, including suppliers, customers, partners, investors, and joint venture associates.

7.3. While any Permitted activities are continuing, and for, and for four years after that, Confidant agrees not to attempt, Directly or Indirectly, to undermine the relationship between Company and a Company Business Associate, which may include causing or influencing a Company Business Associate to:

(a) cease dealing or trading with Company, or to change the manner in which the Company Business Associate deals or trades with Company;

(b) lose confidence in Company, a Company Business, or a Company Product; or

(c) deal or trade with Confidant, or with any other person, in preference to Company.

8. Company Business Opportunities

8.1. In this Agreement, "Company Business Opportunity" means a business opportunity that: (i) Company, Directly or Indirectly, Discloses to Confidant, and (ii) Confidant is not actively seeking to exploit at the time of the Disclosure (subject to Section 8.2).

8.2. If Confidant wishes to invoke the benefit of Subsection 8.1 (i) (by asserting that Confidant was actively seeking to exploit the same business opportunity at the time that Company Disclosed it to Confidant), then, within two business days after Disclosure, Confidant must give Company written notice that accurately and completely sets out the relevant facts supporting Confidant's assertion. Confidant's notice must include documentary evidence proving that Confidant was actively seeking to exploit the same business opportunity at the time, independent from Company. If Confidant fails to provide such notice, then, the business opportunity in question will automatically and irrevocably be deemed to be a Company Business Opportunity subject to the restrictions set out herein.

8.3. While any Permitted Activities are continuing, and for three years after that, Confidant will not, Directly or Indirectly:

(a) deal directly with any person connected with a Company Business Opportunity except through Company;

(b) seek to acquire or exploit a Company Business Opportunity for Confidant's own benefit or for the benefit of any third party;

(c) acquire ownership of, or rights under, any asset that is the subject of a Company Business Opportunity for Confidant's own benefit or for the benefit of any third party; or

(d) assist or encourage any third party to do any of the foregoing.

9. Good Faith

9.1. Confidant acknowledges and agrees that the Company Group will be Disclosing Company Intellectual Capital to Confidant for a commercial purpose. Confidant will observe and perform all its obligations, and exercise it rights, hereunder in good faith in furtherance of the Purpose.

9.2. While any Permitted Activities are continuing, and for three years after that:

(a) Confidant will not attempt to utilize or take any benefit from any Company Intellectual Capital except in Collaboration with Company;

(b) Confidant will not, Directly or Indirectly, assist or encourage any other person to use or take the benefit of any Company Intellectual Capital except pursuant to a written agreement with Company; and

(c) Confidant shall not, Directly or Indirectly, acquire any interest in, or develop, design, create, manufacture, sell or otherwise deal with any item or product, that contains, is based on, or is derived from any Company Proprietary Information, Company Intellectual Property, or Company Product, or that improves, upgrades, enhances, replaces, duplicates, simulates, or supplements any Company Proprietary Information, Company Intellectual Property, or Company Product, except as may be expressly agreed by Company in writing.

10. Non-Competition

10.1. Confidant acknowledges and agrees that:

(a) the Company Group has acquired and developed substantial experience, knowledge, skill, and know-how relating to the Company Business, Company Products, and Company Proprietary Information, which gives the Company Group a significant advantage over other operators, developers, and suppliers of similar businesses, products, and services;

(b) engaging in Permitted Activities is likely to enhance the capability of Confidant to develop a technology that competes with the Company Products or operate a business that competes with the Company Business; and

(c) the obligations set out in Section 10.1 below are fair and reasonable to safeguard Company's competitive position.

10.2. Deleted by agreement of the Parties.

10.3. For the sake of clarity:

(a) Regardless of anything else in this Agreement, an individual (e.g. a Representative) may be employed or engaged by a corporation that engages in a broad range of businesses or sells a broad range of products, which may include businesses or products that are competitive with a Company Business or a Company Product, on the following conditions:

(i) the individual must not own or have the right to acquire more than 0.1% of the shares of the corporation, whether Directly or Indirectly;

(ii) the individual and the corporation must first enter a written agreement with Company in which they covenant that the individual will not have any Direct or Indirect involvement in any activity of the Corporation that would otherwise cause Confidant to violate Subsection 10.2 (a), using a form of agreement specified by Company, acting reasonably;

(iii) in any event, the balance of this Agreement will continue to apply without any diminishment.

11. Third Party Intellectual Capital

11.1. Confidant acknowledges that Company does not want to misuse, misappropriate, violate or infringe the Intellectual Capital of any third party. Confidant, its Affiliates, and Representatives will not do anything that causes Company to engage in any of those activities.

11.2. For greater certainty, Confidant, its Affiliates, and Representatives will not:

(a) Disclose or make available to Company the Proprietary Information of any third party;

(b) supply to Company any information, material, or work-product that misuses, misappropriates, violates or infringes any Intellectual Capital of any third party; or

(c) engage in any activity on behalf of Company that misuses, misappropriates, violates or infringes any Intellectual Capital of any third party.

12. Identifying and Redressing Defaults

12.1. In the event Confidant becomes aware of a breach or deemed breach of this Agreement that has, or poses the risk of having, a materially negative impact on any Company Intellectual Capital, Confidant shall promptly:

(a) give written notice to Company with the full particulars of that event; and

(b) take reasonable steps to mitigate the effects of that event.

12.2. Whether or not there is reason to believe that Confidant may be in breach of this Agreement, Confidant will permit Company or its Representatives to:

(a) enter any premises where Confidant or any of its Representatives may be using or storing Company Intellectual Capital; and

(b) inspect facilities where Confidant, any Representative of Confidant, or any third party on behalf of Confidant or a Representative of Confidant stores, holds, copies, or utilizes Company Intellectual Capital, including computers and other electronic storage devices;

as may be requested by Company for the purpose of ascertaining whether Confidant and its Representatives are complying with their obligations under this Agreement. This right of inspection may only be exercised during normal business hours of operation after Company has given Confidant at least two business days advance written notice of its intention to conduct the inspection. Company and its Representatives will respect the confidentiality of Confidant's Proprietary Information to which they are exposed under this Section.

12.3. Confidant acknowledges that the inherent nature of Company Intellectual Capital will make it difficult to ascertain whether Confidant, or any of Confidant's Representatives or Affiliates, has breached or is preparing to breach its obligations under this Agreement. For that reason, if Company has some reasonable basis for suspecting that Confidant, or any of Confidant's Representatives or Affiliates, may have breached or is preparing to breach any of its obligations under this Agreement, then, Company may initiate arbitration under Section 13.2 based on that suspicion for the purpose of:

(a) ascertaining whether a breach has occurred or is likely to occur, and,

(b) redressing and remedying any breaches or attempted breaches that are revealed through the arbitration.

12.4. Confidant acknowledges that a breach of this Agreement by Confidant, its Representatives, or its Affiliates will cause irreparable harm to Company, and that ordinary damages will not be an adequate remedy for such harm. Therefore, Company may, in the discretion of a court of competent jurisdiction or an arbitration panel constituted under Section 13.2, be entitled to specific performance, injunctive relief, and other equitable relief, for such breach, on an interim, interlocutory and/or permanent basis. Such rights and remedies shall be in addition to all other rights and remedies to which Company (and/or any other Company Companies) may be entitled at law or in equity.

12.5. Unless otherwise expressly provided in this Agreement, Company's rights and remedies specified in this Agreement are cumulative and are not exclusive of any other rights or remedies to which Company and its Affiliates may otherwise be entitled.

13. Governing Law/Dispute Resolution

13.1. The laws of British Columbia, Canada, will govern the interpretation, validity and enforceability of this Agreement, the relationship of the parties under this Agreement, and the conduct of the parties in relation to the subject matter of this Agreement.

13.2. The parties agree that, subject to Section 12.4, all disputes, controversies, and disagreements that may arise under or in connection with: (i) this Agreement, (ii) a breach of this Agreement, or (iii) in relation to the activities contemplated herein, (iv) the interpretation, validity or enforceability of this Agreement, (v) the relationship of the parties under this Agreement, or (vi) the conduct of the parties in relation to the subject matter of this Agreement, will be submitted to the Vancouver International Arbitration Centre ("VIAC"), and will be finally resolved by confidential arbitration ("Arbitration"). The Arbitration will be conducted on the following basis:

(a) the Arbitration will be conducted and resolved in accordance with and pursuant to the VIAC Domestic Arbitration Rules in effect on the date that the arbitration is initiated (the "VIAC Rules");

(b) the appointing authority shall be VIAC;

(c) the Arbitration will be conducted by one arbitrator ("Arbitrator"), in English, in Vancouver, British Columbia, which will be the legal seat of the Arbitration;

(d) the Arbitrator will have full authority to grant interim, interlocutory, and equitable relief, including remedies having the same effect as injunctions and declarations;

(e) if the subject matter of a dispute, controversy, and/or disagreement also involves a Primary Contract, or any other legal right, obligation, or liability that is not specifically addressed in this Agreement, then, the Parties agree to incorporate all such matters within the Arbitration for definitive resolution by the Arbitrator; and

(f) the decision of the Arbitrator will be final and binding, and all interim, interlocutory, and final decisions of the Arbitrator will be enforceable in the courts of the relevant jurisdictions pursuant to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

14. Miscellaneous

14.1. Confidant shall not communicate with any news media or issue any press release or other non-confidential communication with respect to the subject matter of this Agreement or any aspect thereof, without receiving prior written permission from Company to do so. Except to the extent expressly permitted elsewhere in this Agreement, Confidant will not make any reference to Company, or any Representative or Affiliate of Company (including any names, trademarks, logos or other visual identity indicators of the Representatives or Affiliates), or to this Agreement, in any non-confidential communication, including any advertisement or promotion of any kind whatsoever.

14.2. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. No change or modification of this Agreement shall be valid unless it is in writing and signed by the parties.

14.3. If the Parties do enter into one or more Primary Contracts, such Primary Contract(s) will not supersede, take priority over, or modify this Agreement except to the extent that an Primary Contract expressly and unequivocally: (i) refers to this Agreement, (ii) stipulates that the Primary Contract supersedes, takes priority over, or modifies this Agreement, and (iii) specifies the manner in which the Primary Contract supersedes, takes priority over, or modifies this Agreement. For greater certainty, a clause that generally purports to supersede all other contracts and arrangements will not supersede or modify this Agreement, and if the Primary Contract involves any Intellectual Capital, this Agreement will apply equally to that Intellectual Capital.

14.4. The headings of the sections of this Agreement are inserted for convenience only and do not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

14.5. All provisions of this Agreement which expressly or by their nature survive the termination of this Agreement will continue in full force and effect after any termination of this Agreement, including any obligations regarding use or disclosure of Company Proprietary Information and Company Intellectual Property.

14.6. The confidentiality obligations of Confidant under this Agreement shall continue until the date that is fifteen years after the date that Confidant ceases to carry on any Permitted Activities.

14.7. Confidant will promptly execute and deliver any further agreements and documents, and provide any further assurances, undertakings and information, as may be reasonably requested by Company to give effect to the intention expressed in this Agreement and, without limiting the generality of this section, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents so requested.

14.8. Each section and obligation set out in this Agreement is distinct and severable. If any section or obligation of this Agreement, in whole or in part, is determined by any court of competent jurisdiction or arbitration panel to be illegal, invalid, void, voidable or unenforceable in any jurisdiction, then, the illegality, invalidity or unenforceability of that section or obligation, in whole or in part, will not affect:

(a) the legality, validity or enforceability of the remaining sections and obligations set out in this Agreement, in whole or in part; or

(b) the legality, validity or enforceability of that section or obligation, in whole or in part, in Confidant's Country or any other jurisdiction.

14.9. This Agreement may be executed in one or more counterparts and may be executed and delivered by facsimile or electronic mail and all the counterparts taken together constitute one and the same instrument and is effective when each of the parties has signed a copy of it, whether the same or different copies.

14.10. All notices or other communications between the Parties under this Agreement must be in writing and given to an officer of the recipient Party either personally (including by courier) or by email, at the address and last know email for each Party set out below or at any other address or email or to the attention of any other officer of which a Party notifies the other Party in accordance with this Section:

Naqi Logix Inc. 1055 West Hastings Street, Suite 1700 Vancouver, British Columbia V6E 2E9	Zavier Alexander [***]

14.11 All notices or other communications will be considered given when in the case of personal delivery or delivery by courier, when delivered or via email to the last known email address The Parties have signed this Agreement with the intention of making it legally binding as of the Effective Date under the signature of their proper signing officers.

The Parties have signed this Agreement with the intention of making it legally binding as of the Effective Date under the signature of their proper signing officers.

Zavier Alexander By: /s/ Zavier Alexander Date: September 23, 2021	Naqi Logix Inc. By: /s/ Mark Godsy Mark Godsy, Chief Executive Officer Date: September 23, 2021

SCHEDULE "A"

NAQI TECHNOLOGY

(General, high-level)

Systems, methods, software, apparatus, devices, data, and equipment that perform any or all of the following functions:

1. Sensing, monitoring, measuring, and interpreting the following types of user information ("User Information") using any or all of the following methods and devices, and any other methods and devices that gather and process the User Information:

User Information	Methods and Devices
A user's imagined or visualized directions and related brainwaves (such as Mu Rhythms)	Reading EEG data using an EEG headset or like device
A user's movement in the form of microgestures	Sensing and interpreting microgyro, accelerometer, and magnetometer data from an earbud or like device
Primer input in the form of pre-defined EEG signals or EMG signals	Using EEG sensors to identify brainwaves and/or electromyography signals that prepare and notify the processor that intended input is forthcoming
Primer input in the form of inner ear air pressure and/or inner ear tactile pressure	Using air pressure sensors and touch-sensitive sensors to identify signals that prepare and notify the processor that intended input is forthcoming
Primer input in the form of microgestures	Using microgyro, accelerometer and magnetometer sensors to identify movement that is intended to prepare and notify the processor that intended input is forthcoming

2. Translating, interpreting, and converting User Information into a variety of inputs and instructions for devices and processors, including but not limited to, three dimensional line pattern input and directional input.

3. Enabling users to input instructions, including three dimensional line patterns and directional input, into processors and equipment, and thereby to operate processors and equipment with User Information.

4. Employing any of the foregoing to detect and gather information about users, such as the user's state of health, alertness, activities, behavior, and position, and to create alerts and alarms when a problem is detected.

5. Performing all the foregoing functions using devices attached to the user's head, such as earbuds, EEG headsets, and the like.

SCHEDULE "A"

6. Employing formal visualization patterns and methods (such as directions, gridlines, and Runes) to plot, map, translate, and convert thoughts, intentions, and motivations of the user in conjunction with any of the foregoing.

All technologies and technological assets developed, invented, authored, generated, compiled or acquired in conjunction with any or all of the foregoing, or that address or compete with the same kinds of functions.

SCHEDULE "B"

JOB DESCRIPTION

Position Description - Director Product Management Reports to - Chief Operating Officer

Reports include - None at present

Role Summary:

Is responsible for the strategic direction and development of all NLI products. Oversees and coordinates product/project teams from conception through the development cycle, through regulatory approval to commercial product launch. Implements and communicates the strategic and technical direction for the product/project team. Achieves corporate and product goals. Responsible for specific products and programs and manages their day-to-day development and execution. Identifies any issues that may delay products or projects and recommends appropriate action to be taken. Responsible for internal product team communication and coordination, cross-functional integration and alignment, partnership management and team development.

Key Responsibilities:

  Create and communicate a clear and compelling vision and strategic direction for each product under development.
  Provide leadership in setting priorities and operational objectives consistent with product vision.
  Create and manage actionable product development plans for each product in the pipeline, including timelines, milestones and key deliverables.
  Apply broad knowledge of company's product/service capabilities and competitive environment to identify new growth areas, new technology and emerging product/service opportunities
  Collaborate and influence across all functional areas, gathering inputs, updating product plans and roadmaps, and communicating the impact of product/solution decisions to all stakeholders
  Take lead in working with other NLI team members to create other required plans for each product including Lifecycle Plan, Target Product Profile, Development Plan, Stakeholder Plan and Publication Plan.
  Assists commercial organization in developing launch, commercialization and marketing plans. Provides input into development of long and short-term marketing strategies.
  Advocate for and secure resources needed by product teams to achieve their objectives.
  Ensure technical and business integrity of product plans and decision making.
  Build and maintain effective product development teams; ensure team performance in achieving project and corporate goals
  Manage and support products through their entire life cycle, and make decisions regarding enhancements throughout the lifecycle until product End of Life (EOL)
  Drive new product launches and schedules through a multi-phased Offer Lifecycle Process (OLP) starting from the business concept stage of the development through to a successful worldwide launch.
  Ensure that product/solution features and specifications reflect customer requirements and prioritizes those against budget, timeline and other constraints
  Ensure well managed and productive partnerships with external and internal stakeholders.
  Serve as product champion and primary contact with senior management team
  Any other duties and responsibilities fitting the role as required.